Exhibit 99.2
Shell plc
Three and twelve month periods ended December 31, 2021
Unaudited Condensed Interim Financial Report

Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 4th QUARTER 2021 AND FULL YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Full year
Q4 2021	Q3 2021	Q4 2020	%¹		Reference	2021	2020	%
11,461	(447)	(4,014)	+2662	Income/(loss) attributable to Shell plc shareholders		20,101	(21,680)	+193
11,081	(988)	(4,478)	+1221	CCS earnings attributable to shareholders	Note 2	17,073	(19,921)	+186
6,391	4,130	393	+55	Adjusted Earnings²	A	19,289	4,846	+298
16,349	13,460	8,372		Adjusted EBITDA (CCS basis)	A	55,004	36,533
8,170	16,025	6,287	-49	Cash flow from operating activities		45,105	34,105	+32
2,579	(3,804)	(5,406)		Cash flow from investing activities		(4,760)	(13,278)
10,749	12,221	882		Free cash flow	G	40,345	20,828
6,500	4,840	5,503		Cash capital expenditure	C	19,698	17,827
9,701	8,359	9,652	+16	Operating expenses	F	35,964	34,789	+3
9,386	8,696	8,544	+8	Underlying operating expenses	F	35,309	32,502	+9
8.8%	2.9%	(6.8)%		ROACE (Net income basis)	D	8.8%	(6.8)%
8.5%	6.1%	2.9%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D	8.5%	2.9%
52,555	57,492	75,386		Net debt	E	52,555	75,386
23.1%	25.6%	32.2%		Gearing	E	23.1%	32.2%
3,142	3,068	3,371	+2	Total production available for sale (thousand boe/d)		3,237	3,386	-4
1.49	(0.06)	(0.52)	+2583	Basic earnings per share ($)		2.59	(2.78)	+193
0.83	0.53	0.05	+57	Adjusted Earnings per share ($)	B	2.49	0.62	+302
0.24	0.24	0.1665	—	Dividend per share ($)		0.8935	0.6530	+37
1.     Q4 on Q3 change.
2.     Adjusted Earnings is defined as income/(loss) attributable to Shell plc shareholders plus cost of supplies adjustment (see Note 2) and excluding identified items (see Reference A).
Fourth quarter 2021 income attributable to Shell plc shareholders was $11.5 billion, which included non-cash gains of $3.2 billion due to the fair value accounting of commodity derivatives and net gains on sale of assets of $3.0 billion, partly offset by post-tax impairment charges of $0.8 billion.

Adjusted Earnings for the quarter were $6.4 billion. Cost of supplies adjustment attributable to Shell plc shareholders for the fourth quarter 2021 was negative $0.4 billion.

Cash flow from operating activities for the fourth quarter 2021 was $8.2 billion, which included negative working capital movements of $3.0 billion and negative impacts of $2.7 billion related to commodity derivatives. Cash flow from investing activities for the quarter was an inflow of $2.6 billion, mainly driven by proceeds from sale of property, plant and equipment and businesses of $8.8 billion, mostly due to the Permian sale in the USA, partly offset by capital expenditure of $6.2 billion.

Compared with the third quarter 2021, current quarter Adjusted Earnings reflected higher contributions from LNG trading and optimisation and higher realised oil, gas and LNG prices. This was partly offset by lower chemicals and marketing margins.

Shell plc            Unaudited Condensed Interim Financial Report            2

At the end of the fourth quarter 2021, net debt was $52.6 billion, compared with $57.5 billion at the end of the third quarter 2021, mainly driven by free cash flow generation in the quarter, which included divestment proceeds from the Permian sale in the USA. This was partly offset by dividends and share buybacks. Gearing was 23.1% at the end of the fourth quarter 2021, compared with 25.6% at the end of the third quarter 2021, mainly driven by net debt reduction and higher earnings.

Dividends declared to Shell plc shareholders for the quarter amount to $0.24 per share. The Board expects that the first quarter 2022 interim dividend will be $0.25 per share, an increase of ~4% over the US dollar dividend for the fourth quarter 2021. During the fourth quarter 2021, $1.7 billion of share buybacks were completed. Share buybacks of $8.5 billion for the first half of 2022 were announced today including $5.5 billion of Permian divestment proceeds.

This announcement, together with supplementary financial and operational disclosure and a separate press release for this quarter, is available at www.shell.com/investors1.

1.Not incorporated by reference.
FOURTH QUARTER 2021 PORTFOLIO DEVELOPMENTS
Integrated Gas

In December 2021, we completed the acquisition of solar and energy storage developer Savion in the USA.

In December 2021, we signed a gas concession agreement for Block 10 in Oman.

In January 2022, we announced that Shell and ScottishPower won bids to develop 5GW of floating wind power in the UK.

In January 2022, we started up a hydrogen hydrolyser with 20MW production capacity in China.

In February 2022, we completed the acquisition of online energy retailer Powershop Australia.
Upstream
In December 2021, we completed the sale of the Permian business in the USA.

Oil Products
In October 2021, we signed an agreement to acquire 248 company-owned fuel and convenience retail sites from the Landmark group of companies, whose convenience stores operate in Texas under the Timewise brand. The agreement also includes supply agreements with an additional 117 independently operated fuel and convenience sites, with the deal expected to complete in the first half of 2022.

In January 2022, we completed the sale of our interest in Deer Park Refining Limited Partnership in the USA.

Shell plc            Unaudited Condensed Interim Financial Report            3

PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Full year
Q4 2021	Q3 2021	Q4 2020	%¹		Reference	2021	2020	%
6,637	(3,247)	20	+304	Segment earnings		6,340	(6,278)	+201
2,585	(4,927)	(1,089)		Of which: Identified items	A	(2,417)	(10,661)
4,052	1,680	1,109	+141	Adjusted Earnings	A	8,757	4,383	+100
6,082	3,768	2,668		Adjusted EBITDA (CCS basis)	A	16,421	11,668
1,189	5,674	2,203	-79	Cash flow from operating activities		13,115	11,175	+17
2,399	7,871	2,195	-70	Cash flow from operating activities excluding working capital movements	H	18,274	10,814	+69
2,601	1,272	1,664		Cash capital expenditure	C	5,767	4,301
152	166	156	-8	Liquids production available for sale (thousand b/d)		162	153	+6
4,496	4,476	4,555	0	Natural gas production available for sale (million scf/d)		4,523	4,396	+3
927	938	942	-1	Total production available for sale (thousand boe/d)		942	911	+3
7.94	7.39	8.21	+7	LNG liquefaction volumes (million tonnes)		30.98	33.25	-7
16.72	15.18	17.17	+10	LNG sales volumes (million tonnes)		64.20	71.90	-11
1.     Q4 on Q3 change.

Fourth quarter segment earnings were $6,637 million. As part of our normal business, commodity derivative hedge contracts are entered into for mitigation of future purchases, sales and inventory. As these commodity derivatives are fair value accounted for, this creates an accounting mismatch over periods. As a result, this quarter included gains of $2,806 million due to the fair value accounting of commodity derivatives (primarily due to gas price developments). This was partly offset by provisions for onerous contracts of $217 million. These gains and losses are part of identified items (see Reference A). Adjusted Earnings for the quarter were $4,052 million.

Cash flow from operating activities for the quarter was $1,189 million, primarily driven by Adjusted EBITDA of $6,082 million, cash outflows of $3,830 million related to commodity derivatives and negative working capital movements of $1,210 million.

Compared with the third quarter 2021, Integrated Gas Adjusted Earnings primarily reflected significantly higher contributions from LNG trading and optimisation, leveraging the scale and global reach of the Shell LNG portfolio, and higher realised prices for LNG, oil and gas. This was partly offset by higher operating expenditure.

Compared with the third quarter 2021, total oil and gas production remained at a similar level due to higher maintenance activities partly offset by field ramp-ups. LNG liquefaction volumes increased by 7% due to higher feedgas supply and overall lower maintenance activities.

Full year segment earnings were $6,340 million. This included losses of $2,641 million due to the fair value accounting of commodity derivatives and post-tax impairment charges of $594 million and provisions for onerous contracts of $217 million, partly offset by gains on sale of assets of $1,086 million. These gains and losses are part of identified items (see Reference A). Adjusted Earnings for the full year were $8,757 million.

Cash flow from operating activities was $13,115 million, primarily driven by Adjusted EBITDA of $16,421 million, negative working capital movements of $5,159 million and cash inflows of $2,939 million related to commodity derivatives.

Compared with the full year 2020, Integrated Gas Adjusted Earnings primarily reflected higher realised prices for oil, LNG and gas, favourable deferred tax movements and higher volumes. This was partly offset by higher operating expenditure.

Compared with the full year 2020, total oil and gas production increased by 3% mainly due to the restart of production at the Prelude floating LNG operations in Australia, and production sharing contract effects, partly offset by field decline. LNG liquefaction volumes decreased by 7% due to feedgas constraints and higher maintenance activities, partly offset by the restart of production at the Prelude floating LNG operations in Australia.

Shell plc            Unaudited Condensed Interim Financial Report            4

UPSTREAM

Quarters				$ million		Full year
Q4 2021	Q3 2021	Q4 2020	%¹		Reference	2021	2020	%
4,909	1,274	(2,091)	+285	Segment earnings		9,694	(10,785)	+190
2,077	(412)	(1,344)		Of which: Identified items	A	1,745	(7,933)
2,832	1,686	(748)	+68	Adjusted Earnings	A	7,950	(2,852)	+379
8,491	6,766	3,826		Adjusted EBITDA (CCS basis)	A	27,358	13,247
7,074	5,777	2,010	+22	Cash flow from operating activities		22,014	10,037	+119
6,609	5,889	2,890	+12	Cash flow from operating activities excluding working capital movements	H	22,643	9,784	+131
1,537	1,502	1,654		Cash capital expenditure	C	6,269	7,296
1,458	1,497	1,537	-3	Liquids production available for sale (thousand b/d)		1,522	1,599	-5
4,080	3,387	4,837	+20	Natural gas production available for sale (million scf/d)		4,164	4,785	-13
2,161	2,081	2,371	+4	Total production available for sale (thousand boe/d)		2,240	2,424	-8
1.    Q4 on Q3 change.

Fourth quarter segment earnings were $4,909 million. This included a gain of $3,028 million related to the sale of assets (mainly related to the sale of the Permian business in the USA), partly offset by post-tax impairment charges of $407 million and legal provisions of $287 million. These net gains are part of identified items (see Reference A). Adjusted Earnings were $2,832 million.

Cash flow from operating activities for the quarter was $7,074 million, primarily driven by Adjusted EBITDA, as well as positive working capital movements.

Compared with the third quarter 2021, Upstream Adjusted Earnings reflected higher realised oil and gas prices, lower depreciation and lower well write-offs.

Compared with the third quarter 2021, total production increased by 4%, mainly due to favourable seasonal effects and the effects of Hurricane Ida in the third quarter 2021, partly offset by the impact of divestments.

Full year segment earnings were $9,694 million. This included a net gain of $3,268 million related to the sale of assets (mainly related to the sale of the Permian business in the USA), partly offset by post-tax impairment charges of $479 million, losses of $393 million due to the fair value accounting of commodity derivatives, fourth quarter 2021 legal provisions of $287 million and a net charge of $154 million related to the impact of the weakening Brazilian real on a deferred tax position. These net gains are part of identified items (see Reference A). Adjusted Earnings were $7,950 million.

Cash flow from operating activities for the full year 2021 was $22,014 million, primarily driven by Adjusted EBITDA, partly offset by negative working capital movements.

Compared with the full year 2020, Upstream Adjusted Earnings reflected higher realised oil and gas prices, the one-off release of a tax provision in Nigeria and lower depreciation, partly offset by lower production volumes.

Compared with the full year 2020, total production decreased by 8%, mainly due to the impact of divestments and higher maintenance activities.
Shell plc            Unaudited Condensed Interim Financial Report            5

OIL PRODUCTS

Quarters				$ million		Full year
Q4 2021	Q3 2021	Q4 2020	%¹		Reference	2021	2020	%
620	1,362	(1,775)	-55	Segment earnings²		2,664	(494)	+639
64	150	(2,315)		Of which: Identified items	A	(1,280)	(6,489)
555	1,212	540	-54	Adjusted Earnings²	A	3,944	5,995	-34
				Of which:
(251)	(3)	(287)	-9,906	Refining & Trading³		(246)	1,425	-117
807	1,215	828	-34	Marketing³		4,190	4,570	-8
1,742	2,360	1,287		Adjusted EBITDA (CCS basis)	A	8,821	10,421
				Of which:
318	415	(313)		Refining & Trading³		1,875	3,111
1,424	1,945	1,601		Marketing³		6,946	7,310
(721)	3,757	1,198	-119	Cash flow from operating activities		6,141	10,845	-43
2,031	3,262	782	-38	Cash flow from operating activities excluding working capital movements	H	11,971	7,041	+70
1,341	976	1,310		Cash capital expenditure	C	3,868	3,328
1,348	1,629	1,940	-17	Refinery processing intake (thousand b/d)		1,639	2,063	-21
4,451	4,665	4,781	-5	Oil Products sales volumes (thousand b/d)		4,459	4,710	-5
1.    Q4 on Q3 change.
2.    Earnings are presented on a CCS basis (see Note 2).
3.    With effect from Q1 2021, changes are made in the cost and activity allocation between Marketing and Refining & Trading. This resulted in Q4 2021 income of $35 million (full year 2021: net cost of $304 million) to Refining & Trading, with an offsetting amount in Marketing. This change does not impact consolidated Oil Products Adjusted Earnings.

Fourth quarter segment earnings were $620 million. This included a gain of $300 million due to the fair value accounting of commodity derivatives, and a gain of $73 million related to the remeasurement of redundancy and restructuring costs, partly offset by post-tax impairment charges of $351 million. These net gains are part of identified items (see Reference A). Adjusted Earnings were $555 million.

Cash flow from operating activities for the fourth quarter 2021 was an outflow of $721 million, primarily driven by negative working capital movements and timing of payments of emissions certificates relating to the German BEHG and US Biofuel programmes. These cash outflows were partly offset by Adjusted EBITDA and non-cash cost-of-sales adjustments, as well as cash inflows from commodity derivatives.

Compared with the third quarter 2021, Oil Products Adjusted Earnings reflected higher operating expenses, lower Retail margins, lower contributions from trading and optimisation, and unfavourable deferred tax movements.

Oil Products sales volumes decreased due to unfavourable seasonal effects.

▪Refining & Trading Adjusted Earnings reflected lower contributions from trading and optimisation, lower realised refining margins due to extended turnarounds and Hurricane Ida recovery efforts, unfavourable deferred tax movements and the impact of divestments.
▪Marketing Adjusted Earnings reflected higher operating expenses and lower margins mainly due to unfavourable seasonal effects.

Refinery utilisation was 68% compared with 71% in the third quarter 2021, due to extended turnarounds and Hurricane Ida recovery efforts.

Full year segment earnings were $2,664 million. This included post-tax impairment charges of $1,619 million, partly offset by a gain of $301 million related to the dilution of interest in the Raizen joint venture, and gains of $142 million due to the fair value accounting of commodity derivatives. These net losses are part of identified items (see Reference A). Adjusted Earnings were $3,944 million.
Shell plc            Unaudited Condensed Interim Financial Report            6

Cash flow from operating activities for the full year 2021 was $6,141 million, primarily driven by Adjusted EBITDA and non-cash cost-of-sales adjustments, partly offset by negative working capital movements.

Compared with the full year 2020, Oil Products Adjusted Earnings reflected lower contributions from trading and optimisation, higher operating expenses and unfavourable deferred tax movements. These were partly offset by higher marketing volumes and Oil Sands margins.

Oil Products sales volumes decreased due to lower trading volumes partly offset by higher marketing volumes compared with the full year 2020.

▪Refining & Trading Adjusted Earnings reflected lower contributions from trading and optimisation, unfavourable deferred tax movements and higher operating expenses. These were partly offset by higher refining margins, higher Oil Sands margins and lower depreciation.
▪Marketing Adjusted Earnings reflected higher operating expenses offset by higher sales volumes.

Refinery utilisation remained at 72% compared with the full year 2020.

Shell plc            Unaudited Condensed Interim Financial Report            7

CHEMICALS

Quarters				$ million		Full year
Q4 2021	Q3 2021	Q4 2020	%¹		Reference	2021	2020	%
(119)	357	367	-133	Segment earnings²		1,390	808	+72
(78)	(38)	(14)		Of which: Identified items	A	(364)	(154)
(42)	395	381	-111	Adjusted Earnings²	A	1,753	962	+82
168	715	692		Adjusted EBITDA (CCS basis)	A	2,959	2,131
383	840	774	-54	Cash flow from operating activities		2,680	1,664	+61
330	684	775	-52	Cash flow from operating activities excluding working capital movements	H	3,283	1,756	+87
895	1,053	830		Cash capital expenditure	C	3,573	2,640
3,475	3,549	3,718	-2	Chemicals sales volumes (thousand tonnes)		14,216	15,036	-5
1.     Q4 on Q3 change.
2.    Earnings are presented on a CCS basis (see Note 2).

Fourth quarter segment earnings were a loss of $119 million. This included post-tax impairment charges, which are part of identified items (see Reference A). Adjusted earnings were a loss of $42 million.

Cash flow from operating activities for the quarter was $383 million, primarily driven by Adjusted EBITDA and non-cash cost-of-sales adjustments, as well as positive working capital movements, and the timing impact of dividends from Joint Ventures and Associates.

Compared with the third quarter 2021, Chemicals Adjusted Earnings reflected lower base chemicals margins, Hurricane Ida recovery efforts, unplanned maintenance and lower income from Joint Ventures and Associates.

Chemicals manufacturing plant utilisation was 75% compared with 78% in the third quarter 2021, due to Hurricane Ida recovery efforts, unplanned maintenance and extended turnarounds.

Full year segment earnings were $1,390 million. This included post-tax impairment charges of $301 million and legal provisions of $37 million. These net losses are part of identified items (see Reference A). Adjusted earnings were $1,753 million.

Cash flow from operating activities for the full year 2021 was $2,680 million, primarily driven by Adjusted EBITDA and non-cash cost-of-sales adjustments, partly offset by negative working capital movements.

Compared with the full year 2020, Chemicals Adjusted Earnings reflected higher realised margins in base chemicals and intermediates from a stronger price environment, partly offset by the impact of Hurricane Ida.

Chemicals manufacturing plant utilisation was 78% compared with 80% for the full year 2020 due to the impact of Hurricane Ida.

Shell plc            Unaudited Condensed Interim Financial Report            8

CORPORATE

Quarters			$ million		Full year
Q4 2021	Q3 2021	Q4 2020		Reference	2021	2020
(859)	(623)	(954)	Segment earnings		(2,606)	(2,952)
30	109	(118)	Of which: Identified items	A	81	460
(889)	(732)	(836)	Adjusted Earnings	A	(2,686)	(3,412)
(133)	(147)	(100)	Adjusted EBITDA (CCS basis)	A	(554)	(933)
245	(22)	102	Cash flow from operating activities		1,154	384
(228)	(233)	(17)	Cash flow from operating activities excluding working capital movements	H	(699)	101

Fourth quarter segment earnings were an expense of $859 million. This included a gain of $30 million from the deferred tax impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A). Adjusted Earnings were a net expense of $889 million.

Compared with the third quarter 2021, Adjusted Earnings reflected unfavourable movements in tax credits, higher operating and net interest expenses, which included the impact of debt redemption, partly offset by favourable currency exchange rate effects.

Full year segment earnings were an expense of $2,606 million. This included a gain of $79 million from the deferred tax impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A). Adjusted Earnings were a net expense of $2,686 million.

Compared with the full year 2020, Adjusted Earnings reflected lower net interest expense and favourable currency exchange rate effects.

Shell plc            Unaudited Condensed Interim Financial Report            9

PRELIMINARY RESERVES UPDATE
When final volumes are reported in the 2021 Annual Report and Accounts and 2021 Form 20-F, Shell expects that SEC proved oil and gas reserves additions before taking into account production will be approximately 1.5 billion boe, and that 2021 production will be approximately 1.2 billion boe. As a result, total proved reserves on an SEC basis are expected to be approximately 9.4 billion boe. Acquisitions and divestments of 2021 reserves are expected to account for a net reduction of approximately 0.2 billion boe.
The proved Reserves Replacement Ratio on an SEC basis is expected to be 120% for the year and 43% for the 3-year average. Excluding the impact of acquisitions and divestments, the proved Reserves Replacement Ratio is expected to be 138% for the year and 56% for the 3-year average.
Further information will be provided in the 2021 Annual Report and Accounts and 2021 Form 20-F, which are expected to be filed in March 2022.
OUTLOOK FOR THE FIRST QUARTER 2022
With effect from 2022, our reporting segments will consist of Marketing, Renewables & Energy Solutions, Chemicals & Products, Integrated Gas, Upstream and Corporate, reflecting the way Shell reviews and assesses its performance. The Marketing segment is currently reported under the Oil Products segment. The Chemicals & Products segment is currently reported under the Oil Products and Chemicals segments. The Renewables & Energy Solutions segment is currently reported under the Integrated Gas segment.
Cash capital expenditure for the full year 2022 is expected to be at the lower end of the $23 billion to $27 billion range.
Integrated Gas production is expected to be approximately 760 - 820 thousand boe/d due to turnaround activities and LNG liquefaction volumes are expected to be approximately 7.7 - 8.3 million tonnes.
Upstream production is expected to be approximately 2,000 - 2,200 thousand boe/d.
Refinery utilisation is expected to be approximately 71% - 79%.
Oil Products sales volumes are expected to be approximately 4,100 - 5,400 thousand b/d (of which, Marketing: 2,300 - 2,800 thousand b/d and Refining & Trading: 1,800 - 2,600 thousand b/d).
Chemicals manufacturing plant utilisation is expected to be approximately 78% - 86%.
Chemicals sales volumes are expected to be approximately 3,300 - 3,700 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $550 - $650 million in the first quarter 2022 and a net expense of approximately $2,200 - $2,600 million for the full year 2022. This excludes the impact of currency exchange rate effects.
Shell plc            Unaudited Condensed Interim Financial Report            10

FORTHCOMING EVENTS
The "LNG Outlook and Shell Insights Integrated Gas Business Update" event is scheduled on February 21, 2022. First quarter 2022 results and dividends are scheduled to be announced on May 5, 2022. The Annual ESG Update is scheduled on May 10, 2022. The Annual General Meeting is scheduled on May 24, 2022. Second quarter 2022 and half year results and dividends are scheduled to be announced on July 28, 2022. Third quarter 2022 results and dividends are scheduled to be announced on October 27, 2022.
Shell plc            Unaudited Condensed Interim Financial Report            11

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
85,280	60,044	43,989	Revenue¹	261,504	180,543
975	1,014	629	Share of profit of joint ventures and associates	4,097	1,783
3,968	497	411	Interest and other income²	7,056	869
90,223	61,555	45,028	Total revenue and other income	272,657	183,195
56,566	44,260	28,511	Purchases	174,913	117,093
6,530	5,322	6,701	Production and manufacturing expenses	23,822	24,001
2,867	2,892	2,751	Selling, distribution and administrative expenses	11,328	9,881
304	145	199	Research and development	815	907
280	526	508	Exploration	1,423	1,747
6,445	6,358	9,573	Depreciation, depletion and amortisation²	26,921	52,444
963	859	908	Interest expense	3,607	4,089
73,954	60,362	49,152	Total expenditure	242,828	210,162
16,269	1,193	(4,124)	Income/(loss) before taxation	29,829	(26,967)
4,665	1,510	(168)	Taxation charge/(credit)	9,199	(5,433)
11,604	(317)	(3,956)	Income/(loss) for the period¹	20,630	(21,534)
144	130	58	Income/(loss) attributable to non-controlling interest	529	146
11,461	(447)	(4,014)	Income/(loss) attributable to Shell plc shareholders	20,101	(21,680)
1.49	(0.06)	(0.52)	Basic earnings per share ($)³	2.59	(2.78)
1.48	(0.06)	(0.52)	Diluted earnings per share ($)³	2.57	(2.78)
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
3.    See Note 3 “Earnings per share”.
Shell plc            Unaudited Condensed Interim Financial Report            12

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
11,604	(317)	(3,956)	Income/(loss) for the period	20,630	(21,534)
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(193)	(943)	2,280	– Currency translation differences	(1,413)	1,179
(11)	(1)	3	– Debt instruments remeasurements	(28)	23
(129)	102	54	– Cash flow hedging gains/(losses)	21	(160)
86	89	(170)	– Net investment hedging gains/(losses)	295	(423)
(1)	16	3	– Deferred cost of hedging	(39)	100
59	(104)	39	– Share of other comprehensive income/(loss) of joint ventures and associates	(109)	(42)
(190)	(841)	2,208	Total	(1,273)	677
			Items that are not reclassified to income in later periods:
604	291	1,045	– Retirement benefits remeasurements	7,198	(2,702)
121	(25)	88	– Equity instruments remeasurements	145	64
30	41	6	– Share of other comprehensive income/(loss) of joint ventures and associates	3	119
755	307	1,140	Total	7,347	(2,519)
564	(534)	3,347	Other comprehensive income/(loss) for the period	6,074	(1,842)
12,169	(851)	(609)	Comprehensive income/(loss) for the period	26,704	(23,376)
118	85	134	Comprehensive income/(loss) attributable to non-controlling interest	469	136
12,051	(937)	(743)	Comprehensive income/(loss) attributable to Shell plc shareholders	26,235	(23,512)

Shell plc            Unaudited Condensed Interim Financial Report            13

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	December 31, 2021	December 31, 2020 [4]
Assets
Non-current assets
Intangible assets[1]	24,693	22,710
Property, plant and equipment	194,932	209,700
Joint ventures and associates	23,415	22,451
Investments in securities	3,797	3,222
Deferred tax	12,426	16,311
Retirement benefits[1]	8,471	2,474
Trade and other receivables	7,065	7,641
Derivative financial instruments²	815	2,805
	275,614	287,315
Current assets
Inventories	25,258	19,457
Trade and other receivables	53,208	33,625
Derivative financial instruments²	11,369	5,783
Cash and cash equivalents	36,971	31,830
	126,805	90,695
Assets classified as held for sale[1]	1,961	1,258
	128,766	91,953
Total assets	404,380	379,268
Liabilities
Non-current liabilities
Debt	80,868	91,115
Trade and other payables	2,075	2,304
Derivative financial instruments²	887	420
Deferred tax	12,547	10,463
Retirement benefits[1,3]	11,325	15,605
Decommissioning and other provisions[1]	25,804	27,116
	133,506	147,023
Current liabilities
Debt	8,218	16,899
Trade and other payables³	63,173	44,572
Derivative financial instruments²	16,311	5,308
Income taxes payable³	3,254	3,111
Decommissioning and other provisions	3,338	3,622
	94,294	73,512
Liabilities directly associated with assets classified as held for sale[1]	1,252	196
	95,547	73,708
Total liabilities	229,053	220,731
Equity attributable to Shell plc shareholders	171,965	155,310
Non-controlling interest	3,361	3,227
Total equity	175,327	158,537
Total liabilities and equity	404,380	379,268
1.    See Note 7 "Other notes to the unaudited Condensed Consolidated Financial Statements".
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.
3.    As from January 1, 2021 the 'Retirement benefits' liability has been classified under non-current liabilities (previously partly presented within current liabilities) and taxes payable not related to income tax are presented within 'Trade and
Shell plc            Unaudited Condensed Interim Financial Report            14

other payables' (previously 'Taxes payable'). Prior period comparatives have been revised to conform with current year presentation. See Note 7.
4.    For Q4 2021, assets held for sale are presented separately. Prior period comparatives have been revised to conform with current year presentation.

Shell plc            Unaudited Condensed Interim Financial Report            15

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital¹	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income/(loss) for the period	—	—	6,134	20,101	26,235	469	26,704
Transfer from other comprehensive income	—	—	(46)	46	—	—	—
Dividends³	—	—	—	(6,321)	(6,321)	(348)	(6,669)
Repurchases of shares[4]	(10)	—	10	(3,513)	(3,513)	—	(3,513)
Share-based compensation	—	99	58	93	250	—	250
Other changes in non-controlling interest	—	—	—	5	5	12	18
At December 31, 2021	641	(610)	18,909	153,026	171,965	3,361	175,327
At January 1, 2020	657	(1,063)	14,451	172,431	186,476	3,987	190,463
Comprehensive income/(loss) for the period	—	—	(1,832)	(21,397)	(23,229)	136	(23,093)
Transfer from other comprehensive income	—	—	270	(270)	—	—	—
Dividends[3]	—	—	—	(7,270)	(7,270)	(311)	(7,581)
Repurchases of shares	(6)	—	6	(1,214)	(1,214)	—	(1,214)
Share-based compensation	—	354	(143)	(230)	(19)	—	(19)
Other changes in non-controlling interest	—	—	—	566	566	(585)	(19)
At December 31, 2020	651	(709)	12,752	142,616	155,310	3,227	158,537
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            16

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
16,269	1,193	(4,124)	Income before taxation for the period	29,829	(26,967)
			Adjustment for:
819	723	716	– Interest expense (net)	3,096	3,316
6,445	6,358	9,573	– Depreciation, depletion and amortisation	26,921	52,444
72	323	199	– Exploration well write-offs	639	815
(3,679)	(298)	(162)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(5,995)	(286)
(975)	(1,014)	(629)	– Share of (profit)/loss of joint ventures and associates	(4,097)	(1,783)
1,611	956	982	– Dividends received from joint ventures and associates	3,929	2,591
(860)	(538)	(1,809)	– (Increase)/decrease in inventories	(7,319)	4,477
(6,799)	(2,859)	(107)	– (Increase)/decrease in current receivables	(20,567)	9,625
4,688	1,950	1,579	– Increase/(decrease) in current payables	17,519	(9,494)
(6,592)	10,116	78	– Derivative financial instruments	5,882	977
(27)	(113)	212	– Retirement benefits	16	568
176	(206)	771	– Decommissioning and other provisions	(76)	1,104
(1,236)	894	(355)	– Other[1]	803	8
(1,743)	(1,459)	(638)	Tax paid	(5,476)	(3,290)
8,170	16,025	6,287	Cash flow from operating activities	45,105	34,105
(6,236)	(4,648)	(5,206)	Capital expenditure	(19,000)	(16,585)
(145)	(151)	(269)	Investments in joint ventures and associates	(479)	(1,024)
(120)	(41)	(28)	Investments in equity securities	(218)	(218)
8,843	1,122	94	Proceeds from sale of property, plant and equipment and businesses	14,233	2,489
137	168	111	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans[2]	584	1,240
151	6	7	Proceeds from sale of equity securities	296	281
121	93	111	Interest received	423	532
489	929	622	Other investing cash inflows	2,928	3,239
(662)	(1,283)	(848)	Other investing cash outflows	(3,528)	(3,232)
2,579	(3,804)	(5,406)	Cash flow from investing activities	(4,760)	(13,278)
(32)	(33)	(299)	Net increase/(decrease) in debt with maturity period within three months	14	(63)
			Other debt:
1,602	23	2,048	– New borrowings	1,791	23,033
(7,850)	(4,077)	(4,862)	– Repayments	(21,534)	(17,385)
(1,258)	(788)	(1,153)	Interest paid	(4,014)	(4,105)
(391)	(268)	495	Derivative financial instruments	(1,165)	1,157
—	4	(2)	Change in non-controlling interest	19	(42)
			Cash dividends paid to:
(1,838)	(1,812)	(1,307)	– Shell plc shareholders[3]	(6,253)	(7,424)
(42)	(40)	(69)	– Non-controlling interest	(348)	(311)
(1,703)	(971)	—	Repurchases of shares	(2,889)	(1,702)
(254)	34	(184)	Shares held in trust: net sales/(purchases) and dividends received	(285)	(382)
(11,764)	(7,930)	(5,333)	Cash flow from financing activities	(34,664)	(7,224)
(87)	(322)	567	Effects of exchange rate changes on cash and cash equivalents	(540)	172
(1,102)	3,969	(3,884)	Increase/(decrease) in cash and cash equivalents	5,141	13,775
38,073	34,104	35,714	Cash and cash equivalents at beginning of period	31,830	18,055
36,971	38,073	31,830	Cash and cash equivalents at end of period	36,971	31,830
1. See Note 7 "Other notes to the unaudited Condensed Consolidated Financial Statements".

Shell plc            Unaudited Condensed Interim Financial Report            17

2. As from 2021 renamed from 'Proceeds from sale of joint ventures and associates'.
3. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Financial Statements of Shell plc (formerly Royal Dutch Shell plc) (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared on the basis of the same accounting principles, except for the application of UK-adopted international accounting standards, as those used in the Annual Report and Accounts (pages 216 to 264) and Form 20-F (pages 164 to 211) for the year ended December 31, 2020 as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively, and should be read in conjunction with these filings. For periods beginning on or after January 1, 2021, Shell’s (interim) financial statements are prepared in accordance with UK-adopted international accounting standards which were established as a result of the UK’s exit from the European Union. As applied to Shell there are no material differences from accounting principles used in the Annual Report and Accounts and Form 20-F for the year ended December 31, 2020.
The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2020 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

Key accounting considerations, significant judgements and estimates
In the fourth quarter 2021, the Company changed its estimation technique to determine the value in use for impairment testing purposes. A key element is the update of the discount rate, that is now based on a nominal post-tax weighted average cost of capital (WACC) of 5% for Power activities and a nominal post-tax WACC of 6.5% for all other activities (previously 6% pre-tax was applied for all activities). Cashflow projections are based on management’s most recent operating plan that represent management's best estimate and are risked as appropriate. The change in discount rate to a nominal post-tax WACC has been reflected in a commensurate manner in the risk adjustments to cashflow projections. The impact of this change is not material.

Future long-term commodity price assumptions and management’s view on the future development of refining margins represent a significant estimate and both were subject to change in 2020, resulting in the recognition of impairments in 2020. These assumptions continue to apply for impairment testing purposes in the fourth quarter 2021.

The discount rate applied to provisions is reviewed on a regular basis. The discount rate was reviewed and adjusted in the fourth quarter 2021. See Note 7.

Simplification of share structure

On December 10, 2021, the shareholders of the Company supported the resolution to amend Shell’s articles of association to enable the simplification of the Company. The simplification entails the establishment through assimilation into a single line of shares, the alignment of the Company’s tax residence with its country of incorporation in the UK and granting the Board the power to change the Company’s name. On December 20, 2021, the Board decided to proceed with the proposal. The alignment of the Company’s tax residence with its country of incorporation in the UK resulted in recognition in 2021 of a taxable deemed disposal gain fully offset by taxable losses in the Netherlands.

2.    Segment information
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

Shell plc            Unaudited Condensed Interim Financial Report            18

INFORMATION BY SEGMENT

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
			Third-party revenue
24,907	6,994	8,010	Integrated Gas	52,407	33,287
2,612	2,368	1,576	Upstream	9,163	6,767
53,665	46,281	31,001	Oil Products	182,899	128,717
4,089	4,390	3,386	Chemicals	16,993	11,721
7	11	16	Corporate	43	51
85,280	60,044	43,989	Total third-party revenue¹	261,504	180,543
			Inter-segment revenue
2,850	1,887	1,098	Integrated Gas	7,883	3,410
10,955	9,191	5,860	Upstream	36,325	21,564
3,269	3,094	1,733	Oil Products	11,836	6,213
1,879	1,663	784	Chemicals	6,362	2,850
—	—	—	Corporate	—	—
			CCS earnings
6,637	(3,247)	20	Integrated Gas	6,340	(6,278)
4,909	1,274	(2,091)	Upstream	9,694	(10,785)
620	1,362	(1,775)	Oil Products	2,664	(494)
(119)	357	367	Chemicals	1,390	808
(859)	(623)	(954)	Corporate	(2,606)	(2,952)
11,187	(876)	(4,434)	Total CCS earnings	17,482	(19,701)
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Fourth quarter 2021 included income of $4,287 million, mainly driven by Integrated Gas, refer to “Performance by Segment” (Q3 2021: $5,032 million losses; Q4 2020: $114 million income). This amount includes both the reversal of prior losses of $2,860 million (Q3 2021: $1,205 million losses; Q4 2020: $147 million gains) related to sales contracts and prior gains of $2,476 million (Q3 2021: $1,517 million gains; Q4 2020: $23 million gains) related to purchase contracts that were previously recognised and where physical settlement took place in the fourth quarter 2021.

Shell plc            Unaudited Condensed Interim Financial Report            19

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
11,461	(447)	(4,014)	Income/(loss) attributable to Shell plc shareholders	20,101	(21,680)
144	130	58	Income/(loss) attributable to non-controlling interest	529	146
11,604	(317)	(3,956)	Income/(loss) for the period	20,630	(21,534)
			Current cost of supplies adjustment:
(481)	(666)	(589)	Purchases	(3,772)	2,359
106	142	133	Taxation	809	(585)
(42)	(35)	(23)	Share of profit/(loss) of joint ventures and associates	(184)	59
(417)	(559)	(479)	Current cost of supplies adjustment	(3,147)	1,833
			of which:
(380)	(541)	(465)	Attributable to Shell plc shareholders	(3,028)	1,759
(37)	(18)	(14)	Attributable to non-controlling interest	(119)	74
11,187	(876)	(4,434)	CCS earnings	17,482	(19,701)
			of which:
11,081	(988)	(4,478)	CCS earnings attributable to Shell plc shareholders	17,073	(19,921)
106	112	44	CCS earnings attributable to non-controlling interest	410	220

3.    Earnings per share
EARNINGS PER SHARE

Quarters				Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
11,461	(447)	(4,014)	Income/(loss) attributable to Shell plc shareholders ($ million)	20,101	(21,680)

			Weighted average number of shares used as the basis for determining:
7,701.9	7,773.3	7,784.4	Basic earnings per share (million)	7,761.7	7,795.6
7,744.3	7,773.3	7,784.4	Diluted earnings per share (million)	7,806.8	7,795.6
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2021	4,101,239,499	3,706,183,836	345	306	651
Repurchases of shares	—	(123,290,882)	—	(10)	(10)
At December 31, 2021	4,101,239,499	3,582,892,954	345	296	641
At January 1, 2020	4,151,787,517	3,729,407,107	349	308	657
Repurchases of shares	(50,548,018)	(23,223,271)	(4)	(2)	(6)
At December 31, 2020	4,101,239,499	3,706,183,836	345	306	651
1.    Share capital at December 31, 2021 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
At Shell plc’s (formerly Royal Dutch Shell plc) Annual General Meeting on May 18, 2021, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of €182.1 million (representing 2,602 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 18, 2022, and the end of the Annual General Meeting to be held in 2022, unless previously renewed, revoked or varied by Shell plc in a general meeting.
Also see Note 9 "Post-balance sheet events".
Shell plc            Unaudited Condensed Interim Financial Report            20

5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	6,134	6,134
Transfer from other comprehensive income	—	—	—	—	(46)	(46)
Repurchases of shares	—	—	10	—	—	10
Share-based compensation	—	—	—	58	—	58
At December 31, 2021	37,298	154	139	964	(19,647)	18,909
At January 1, 2020	37,298	154	123	1,049	(24,173)	14,451
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(1,832)	(1,832)
Transfer from other comprehensive income	—	—	—	—	270	270
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(143)	—	(143)
At December 31, 2020	37,298	154	129	906	(25,735)	12,752
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2020, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at December 31, 2021, are consistent with those used in the year ended December 31, 2020, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million	December 31, 2021	December 31, 2020
Carrying amount	61,579	79,594
Fair value¹	67,066	88,294
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the unaudited Condensed Consolidated Financial Statements

Consolidated Statement of Income

Interest and other income
Shell plc            Unaudited Condensed Interim Financial Report            21

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
3,968	497	411	Interest and other income	7,056	869
			of which:
144	136	168	Interest income	510	679
48	9	2	Dividend income (from investments in equity securities)	91	22
3,679	298	162	Net gains on sales and revaluation of non-current assets and businesses	5,995	286
70	(42)	(35)	Net foreign exchange gains/(losses) on financing activities	118	(391)
28	96	113	Other	342	273

Depreciation, depletion and amortisation

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
6,445	6,358	9,573	Depreciation, depletion and amortisation	26,921	52,444
Depreciation, depletion and amortisation in Q4 2021 includes $1,081 million pre-tax (Q3 2021: $352 million; Q4 2020: $3,318 million; full year 2021: $3,850 million; full year 2020: $27,463) of impairments.

Condensed Consolidated Balance Sheet
Intangible assets

$ million
	December 31, 2021	December 31, 2020
Intangible assets	24,693	22,710
Intangible assets as at December 31, 2021 includes $1,167 million acquisition related goodwill recognised in the fourth quarter 2021. The accounting is provisional because of the limited period since the acquisition date and will be completed in 2022.

Assets classified as held for sale

$ million
	December 31, 2021	December 31, 2020
Assets classified as held for sale	1,961	1,258
Liabilities directly associated with assets classified as held for sale	1,252	196
Assets classified as held for sale and associated liabilities at December 31, 2021 mainly relate to two refineries. The major classes of assets and liabilities classified as held for sale are Property, plant and equipment ($896 million; December 31, 2020: $1,146 million), Inventories ($528 million; December 31, 2020: zero) and Debt ($456 million; December 31, 2020: zero).
Retirement benefits

$ million
	December 31, 2021	December 31, 2020
Non-current assets
Retirement benefits	8,471	2,474
Non-current liabilities
Retirement benefits¹	11,325	15,605
Deficit	2,854	13,131
1.As from January 1, 2021 the 'Retirement benefits' liability has been classified under non-current liabilities (previously partly presented within current liabilities). Prior period comparatives have been revised by $437 million to conform with current year presentation.

The decrease in the net retirement benefit liability is mainly driven by positive returns on plan assets, an increase of the market yield on high-quality corporate bonds in the USA, the UK and Eurozone, partly offset by an increase in expected inflation in the
Shell plc            Unaudited Condensed Interim Financial Report            22

UK and Eurozone. Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis.

Decommissioning and other provisions

The discount rate applied at December 31, 2021 was 2.00% (December 31, 2020: 1.75%). Non-current decommissioning and restoration provisions decreased by $0.7 billion as a result of the change in the discount rate.

Income taxes payable

$ million
	December 31, 2021	December 31, 2020
Income taxes payable	3,254	3,111

As from January 1, 2021 taxes payable not related to income tax are presented within 'Trade and other payables' (previously within 'Taxes payable') and 'Taxes payable' has been renamed into 'Income taxes payable'. Prior period comparatives have been revised by $2,895 million to conform with current year presentation.

Consolidated Statement of Cash Flows

Cash flow from operating activities - Other

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
(1,236)	894	(355)	Other	803	8

Cash flow from operating activities - Other for the fourth quarter 2021 includes $1.1 billion of net outflows due to the timing of payments relating to emission and biofuel programmes in Europe and North America.

8. Other contingencies

On December 20, 2021, the Board decided to proceed with the simplification (as outlined in Note 1). Preceding this decision, a proposed bill on the Dutch dividend withholding tax (DWT) exit tax charge and subsequent amendments were submitted to the Dutch Parliament imposing a DWT exit tax charge on any company that transfers its tax residence to a country that does not levy dividend withholding tax, such as the UK. The amended bill was submitted to the Dutch Council of State for advice and is at an early stage of discussion in the Dutch Parliament. Having considered a range of factors including legal advice, following the transfer of the Company’s tax residence it is expected that the Company will ultimately not incur any DWT exit tax cost.

9. Post-balance sheet events

On January 20, 2022, Shell completed the sale of its interest in Deer Park Refining Limited Partnership, a 50-50 joint venture between Shell Oil Company and P.M.I. Norteamerica, S.A. De C.V. (a subsidiary of Petroleos Mexicanos, or Pemex) for a total of $596 million, consisting of a combination of cash and debt.

On January 21, 2022, the Company changed its name from Royal Dutch Shell plc to Shell plc.

On January 29, 2022, one line of shares was established through assimilation of each A share and each B share into one ordinary share of the Company. This assimilation had no impact on voting rights or dividend entitlements. Dutch withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the ordinary shares following assimilation.

Shell plc            Unaudited Condensed Interim Financial Report            23

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
The “Adjusted EBITDA (CCS basis)” and “Adjusted EBITDA (FIFO basis)” measures are introduced with effect from January 1, 2021. Management uses both measures to evaluate Shell’s performance in the period and over time.
We define "Adjusted EBITDA (CCS basis)" as "Income/(loss) for the period" adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.
We define “Adjusted EBITDA (FIFO basis)” as “Income/(loss) for the period adjusted for identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.
Adjusted earnings

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
11,461	(447)	(4,014)	Income/(loss) attributable to Shell plc shareholders	20,101	(21,680)
(380)	(541)	(465)	Add: Current cost of supplies adjustment attributable to Shell plc shareholders (Note 2)	(3,028)	1,759
4,690	(5,118)	(4,871)	Less: Identified items attributable to Shell plc shareholders	(2,216)	(24,767)
6,391	4,130	393	Adjusted Earnings	19,289	4,846
			Of which:
4,052	1,680	1,109	Integrated Gas	8,757	4,383
2,832	1,686	(748)	Upstream	7,950	(2,852)
555	1,212	540	Oil Products	3,944	5,995
(251)	(3)	(287)	Refining and Trading	(246)	1,425
807	1,215	828	Marketing	4,190	4,570
(42)	395	381	Chemicals	1,753	962
(889)	(732)	(836)	Corporate	(2,686)	(3,412)
(117)	(112)	(54)	Less: Non-controlling interest	(429)	(230)

Shell plc            Unaudited Condensed Interim Financial Report            24

Adjusted EBITDA

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
6,391	4,130	393	Adjusted Earnings	19,289	4,846
117	112	54	Add: Non-controlling interest	429	230
3,586	2,168	732	Add: Taxation charge/(credit) excluding tax impact of identified items	8,482	2,252
5,364	6,005	6,255	Add: Depreciation, depletion and amortisation excluding impairments	23,071	24,981
72	323	199	Add: Exploration well write-offs	639	815
963	859	908	Add: Interest expense excluding identified items	3,607	4,088
144	136	168	Less: Interest income	510	679
16,349	13,460	8,372	Adjusted EBITDA (CCS basis)	55,004	36,533
			Of which:
6,082	3,768	2,668	Integrated Gas	16,421	11,668
8,491	6,766	3,826	Upstream	27,358	13,247
1,742	2,360	1,287	Oil Products	8,821	10,421
318	415	(313)	Refining and Trading	1,875	3,111
1,424	1,945	1,601	Marketing	6,946	7,310
168	715	692	Chemicals	2,959	2,131
(133)	(147)	(100)	Corporate	(554)	(933)
(417)	(559)	(479)	Less: Current cost of supplies adjustment (Note 2)	(3,147)	1,833
106	142	133	Add: Current cost of supplies adjustment to taxation charge/(credit) (Note 2)	809	(585)
16,871	14,160	8,984	Adjusted EBITDA (FIFO basis)	58,960	34,114
			Of which:
6,082	3,768	2,668	Integrated Gas	16,421	11,668
8,491	6,766	3,826	Upstream	27,358	13,247
2,164	2,965	1,810	Oil Products	12,267	8,288
701	892	131	Refining and Trading	4,678	1,146
1,462	2,073	1,680	Marketing	7,589	7,142
268	810	781	Chemicals	3,470	1,847
(133)	(147)	(100)	Corporate	(554)	(933)

Shell plc            Unaudited Condensed Interim Financial Report            25

Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items.
IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
			Identified items before tax
3,661	316	162	Divestment gains/(losses)	5,996	316
(1,115)	(352)	(3,344)	Impairments	(3,884)	(28,061)
131	321	(372)	Redundancy and restructuring	(227)	(883)
(233)	(107)	(1,259)	Provisions for onerous contracts	(340)	(1,392)
3,845	(6,110)	(957)	Fair value accounting of commodity derivatives and certain gas contracts	(3,249)	(1,151)
(638)	15	(145)	Other	(621)	(706)
5,653	(5,917)	(5,914)	Total identified items before tax	(2,326)	(31,877)
(973)	799	1,033	Total tax impact of identified items	91	7,100
			Identified items after tax
3,003	301	(20)	Divestment gains/(losses)	4,632	4
(838)	(275)	(2,746)	Impairments	(2,993)	(21,267)
97	204	(267)	Redundancy and restructuring	(140)	(644)
(217)	(82)	(994)	Provisions for onerous contracts	(299)	(1,120)
3,216	(5,164)	(864)	Fair value accounting of commodity derivatives and certain gas contracts	(2,764)	(1,034)
(18)	(121)	157	Impact of exchange rate movements on tax balances	(128)	(240)
(564)	19	(147)	Other	(543)	(475)
4,679	(5,118)	(4,881)	Impact on CCS earnings	(2,235)	(24,777)
			Of which:
2,585	(4,927)	(1,089)	Integrated Gas	(2,417)	(10,661)
2,077	(412)	(1,344)	Upstream	1,745	(7,933)
64	150	(2,315)	Oil Products	(1,280)	(6,489)
(78)	(38)	(14)	Chemicals	(364)	(154)
30	109	(118)	Corporate	81	460
4,690	(5,118)	(4,871)	Impact on CCS earnings attributable to shareholders	(2,216)	(24,767)
(11)	—	(10)	Impact on CCS earnings attributable to non-controlling interest	(19)	(10)
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain
Shell plc            Unaudited Condensed Interim Financial Report            26

embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
6,236	4,648	5,206	Capital expenditure	19,000	16,585
145	151	269	Investments in joint ventures and associates	479	1,024
120	41	28	Investments in equity securities	218	218
6,500	4,840	5,503	Cash capital expenditure	19,698	17,827
			Of which:
2,601	1,272	1,664	Integrated Gas	5,767	4,301
1,537	1,502	1,654	Upstream	6,269	7,296
1,341	976	1,310	Oil Products	3,868	3,328
895	1,053	830	Chemicals	3,573	2,640
127	36	46	Corporate	221	262
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.

ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q4 2021	Q3 2021	Q4 2020
Income - current and previous three quarters	20,630	5,069	(21,534)
Interest expense after tax - current and previous three quarters	2,741	2,636	2,822
Income before interest expense - current and previous three quarters	23,371	7,705	(18,712)
Capital employed – opening	266,551	269,397	286,887
Capital employed – closing	264,413	262,074	266,551
Capital employed – average	265,482	265,735	276,719
ROACE on a Net income basis	8.8%	2.9%	(6.8)%
Shell plc            Unaudited Condensed Interim Financial Report            27

ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. This measure was previously referred to as “ROACE on a CCS basis excluding identified items” and was renamed to improve clarity with effect from the second quarter 2021. There is no change to the calculation outcome as a result of this nomenclature update.

$ million	Quarters
	Q4 2021	Q3 2021	Q4 2020
Adjusted Earnings - current and previous three quarters (Reference A)	19,289	13,290	4,846
Add: Income/(loss) attributable to NCI - current and previous three quarters	529	443	146
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(119)	(96)	74
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(19)	(18)	(10)
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	19,718	13,656	5,076
Add: Interest expense after tax - current and previous three quarters	2,741	2,636	2,822
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	22,459	16,292	7,898
Capital employed - average	265,482	265,735	276,719
ROACE on an Adjusted Earnings plus NCI basis	8.5%	6.1%	2.9%
E.    Gearing
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	December 31, 2021	September 30, 2021	December 31, 2020
Current debt	8,218	10,686	16,899
Non-current debt	80,868	84,705	91,115
Total debt	89,086	95,390	108,014
Of which lease liabilities	27,507	27,969	28,420
Add: Debt-related derivative financial instruments: net liability/(asset)	424	(231)	(1,979)
Add: Collateral on debt-related derivatives: net liability/(asset)	16	407	1,181
Less: Cash and cash equivalents	(36,971)	(38,073)	(31,830)
Net debt	52,555	57,492	75,386
Add: Total equity	175,327	166,683	158,537
Total capital	227,881	224,175	233,923
Gearing	23.1%	25.6%	32.2%

F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Shell plc            Unaudited Condensed Interim Financial Report            28

Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
6,530	5,322	6,701	Production and manufacturing expenses	23,822	24,001
2,867	2,892	2,751	Selling, distribution and administrative expenses	11,328	9,881
304	145	199	Research and development	815	907
9,701	8,359	9,652	Operating expenses	35,964	34,789
			Of which identified items:
131	322	(371)	Redundancy and restructuring (charges)/reversal	(226)	(872)
(238)	15	(737)	(Provisions)/reversal	(254)	(1,415)
(208)	—	—	Other	(175)	—
(314)	337	(1,108)		(655)	(2,287)
9,386	8,696	8,544	Underlying operating expenses	35,309	32,502
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
8,170	16,025	6,287	Cash flow from operating activities	45,105	34,105
2,579	(3,804)	(5,406)	Cash flow from investing activities	(4,760)	(13,278)
10,749	12,221	882	Free cash flow	40,345	20,828
9,132	1,297	212	Less: Divestment proceeds (Reference I)	15,114	4,010
164	—	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")	188	—
1,385	181	202	Add: Cash outflows related to inorganic capital expenditure[1]	1,658	817
3,166	11,105	871	Organic free cash flow[2]	27,076	17,634
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows:    (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.
Shell plc            Unaudited Condensed Interim Financial Report            29

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
8,170	16,025	6,287	Cash flow from operating activities	45,105	34,105
(860)	(538)	(1,809)	(Increase)/decrease in inventories	(7,319)	4,477
(6,799)	(2,859)	(107)	(Increase)/decrease in current receivables	(20,567)	9,625
4,688	1,950	1,579	Increase/(decrease) in current payables	17,519	(9,494)
(2,971)	(1,447)	(337)	(Increase)/decrease in working capital	(10,366)	4,610
11,140	17,472	6,624	Cash flow from operating activities excluding working capital movements	55,471	29,495
			Of which:
2,399	7,871	2,195	Integrated Gas	18,274	10,814
6,609	5,889	2,890	Upstream	22,643	9,784
2,031	3,262	782	Oil Products	11,971	7,041
330	684	775	Chemicals	3,283	1,756
(228)	(233)	(17)	Corporate	(699)	101
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Full year
Q4 2021	Q3 2021	Q4 2020		2021	2020
8,843	1,122	94	Proceeds from sale of property, plant and equipment and businesses	14,233	2,489
137	168	111	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans¹	584	1,240
151	6	7	Proceeds from sale of equity securities	296	281
9,132	1,297	212	Divestment proceeds	15,114	4,010
1.As from 2021 renamed from 'Proceeds from sale of joint ventures and associates'.

Shell plc            Unaudited Condensed Interim Financial Report            30

CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc's Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, February 3, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
The content of websites referred to in this announcement does not form part of this announcement.
We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
February 3, 2022
The information in this announcement reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Linda M. Coulter, Company Secretary
Shell plc            Unaudited Condensed Interim Financial Report            31

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

APPENDIX
PORTFOLIO DEVELOPMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
Portfolio Developments for the three ended September 30, 2021, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on October 28, 2021. Portfolio Developments for the six months ended June 30, 2021, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on July 29, 2021.

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED DECEMBER 31, 2021
▪Cash and cash equivalents decreased to $37.0 billion at December 31, 2021, from $38.1 billion at September 30, 2021.
▪Cash flow from operating activities was an inflow of $8.2 billion for the fourth quarter 2021, which included a negative working capital movement of $3.0 billion.
▪Cash flow from investing activities was an inflow of $2.6 billion for the fourth quarter 2021, mainly driven by proceeds from sale of property, plant and equipment and businesses of $8.8 billion partly offset by capital expenditure of $6.2 billion.
▪Cash flow from financing activities was an outflow of $11.8 billion for the fourth quarter 2021, mainly driven by net debt repayments of $6.3 billion, dividend payments to Shell plc shareholders of $1.8 billion, repurchases of shares of $1.7 billion and interest paid of $1.3 billion.
▪Total current and non-current debt decreased to $89.1 billion at December 31, 2021, compared with $95.4 billion at September 30, 2021. Total debt excluding leases decreased by $5.8 billion and the carrying amount of leases decreased by $0.5 billion. In the fourth quarter 2021, Shell issued $1.5 billion of debt under the US shelf registration and no debt under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $1.8 billion in the fourth quarter 2021 compared with $1.3 billion in the fourth quarter 2020.
▪Dividends of $0.24 per share are announced on February 03, 2022, in respect of the fourth quarter 2021. These dividends are payable on March 28, 2022.

LIQUIDITY AND CAPITAL RESOURCES FOR THE FULL YEAR ENDED DECEMBER 31, 2021

▪Cash and cash equivalents increased to $37.0 billion at December 31, 2021, from $31.8 billion at December 31, 2020.
▪Cash flow from operating activities was an inflow of $45.1 billion for the full year ended December 31, 2021, which included a negative working capital movement of $10.4 billion.
▪Cash flow from investing activities was an outflow of $4.8 billion for the full year ended December 31, 2021, mainly driven by capital expenditure of $19.0 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $14.2 billion.
▪Cash flow from financing activities was an outflow of $34.7 billion for the full year ended December 31, 2021, mainly driven by net debt repayments of $19.7 billion, dividend payments to Shell plc shareholders of $6.3 billion, interest paid of $4.0 billion and repurchases of shares of $2.9 billion.
Shell plc            Unaudited Condensed Interim Financial Report            32

▪Total current and non-current debt decreased to $89.1 billion at December 31, 2021, compared with $108.0 billion at December 31, 2020. Total debt excluding leases decreased by $18.0 billion and the carrying amount of leases decreased by $0.9 billion. In the full year ended December 31, 2021, Shell issued $1.5 billion of debt under the US shelf registration and no debt under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $6.3 billion in the full year ended December 31, 2021, compared with $7.4 billion in the full year ended December 31, 2020.

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at December 31, 2021. This information is derived from the Unaudited Condensed Consolidated Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
December 31, 2021
Equity attributable to Shell plc shareholders	171,965

Current debt	8,218
Non-current debt	80,868
Total debt[A]	89,086
Total capitalisation	261,051
[A] Of the total carrying amount of debt at December 31, 2021, $61.5 billion was unsecured, $27.6 billion was secured and $54.7 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2020: $69.9 billion).
Shell plc            Unaudited Condensed Interim Financial Report            33